
June 8, 2023

John Umstead
Chief Financial Officer
G1 Therapeutics, Inc.
700 Park Offices Drive, Suite 200
Research Triangle Park, North Carolina 27709

> **Re: G1 Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-38096**

Dear John Umstead:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Life Sciences